Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Wyeth Union Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated October 16, 2009 (File No. 333-162521) of our report dated June 26, 2014, relating to the statements of net assets available for plan benefits of the Wyeth Union Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Wyeth Union Savings Plan.

Memphis, Tennessee
June 26, 2014

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